APPENDIX A: FINANCIAL STATEMENTS

Independent Accountant's Review Report

To Management
420 Harvey Holdings LLC
420 S. Harvey St.
Muskegon, MI 49442

We have reviewed the accompanying financial statements of 420 Harvey Holdings LLC, which comprise the balance sheet as of December 31, 2022, and the related statements of income, and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, We are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

1st Choice CPA LLC

DocuSigned by:

Raymon Guns

C2BFEC86DC4C405...

2161 S Robinson Ave

Milwaukee, WI 53207

2/7/2023

APPENDIX A: FINANCIAL STATEMENTS

420 Harvey Holdings LLC
Balance Sheet
As of December 31, 2022

ASSETS

Current Assets		
Cash & Cash Equivalents	$	331,273
Total Current Assets	$	331,273
Long-Term Assets	$	-
Total Long-Term Assets	$	-
Total Assets	**$**	**331,273**

LIABILITIES

Current Liabilities	$	-
Total Current Liabilities	$	-
Long-term Liabilities	$	-
Total Long-term Liabilities	$	-
Total Liabilities	**$**	**-**

OWNER'S EQUITY

Member Interests	$	550,000
Member Distributions	$	(75,000)
Net Income	$	(143,727)
Total Owner's Equity	**$**	**331,273**
Total Liabilities and Owner's Equity	**$**	**331,273**

Limited Assurance Provided

APPENDIX A: FINANCIAL STATEMENTS

420 Harvey Holdings LLC
Profit & Loss
For the Year Ended December 31, 2022

INCOME		
Total Income	**$**	**-**
EXPENSES		
Consulting Fees	$	67,686
State and Local Taxes	$	25,633
Travel	$	10,716
Licenses and Fees	$	7,486
Accounting Fees	$	7,540
Meals and Entertainment	$	6,911
Advertisting and Marketing	$	6,812
Office Expense	$	5,162
Insurance	$	2,909
Office Supplies	$	1,987
Dues and Subscriptions	$	596
Legal Fees	$	208
Bank Fees	$	60
Repairs and Maintenance	$	22
Total Expenses	**$**	**143,727**
Net Income	**$**	**(143,727)**

**Limited Assurance Provided*

APPENDIX A: FINANCIAL STATEMENTS

420 Harvey Holdings LLC
Statement of Cash Flows
For the Year Ended December 31, 2022

Cash Flow from Operating Activities

Net Income	$	(143,727)
Net Cash Flows from Operating Activities	$	(143,727)
Cash Flows from Investing Activities		
Net Cash Flows from Investing Activities	$	-
Cash Flows from Financing Activities	$	-
Member Interest Contributions	$	550,000
Member Distributions	$	(75,000)
Net Cash Flows from Financing Activities	$	475,000
Net Increase/Decrease in Cash During the Year	$	**331,273**
Cash at the Beginning of the Year	$	-
Cash at the End of the Year	$	**331,273**

Limited Assurance Provided

APPENDIX A: FINANCIAL STATEMENTS

420 Harvey Holdings LLC
Notes to the Financial Statements

1. Accounting Method

420 Harvey Holdings LLC prepares its financial statements using the accrual method of accounting using generally accepted accounting principles (GAAP) of the United States of America.

2. Owner's Equity Reconciliation

Member Contributions as of 12/31/22	$	550,000
Member Distributions as of 12/31/22	$	(75,000)
Total Member Interest	**$**	**475,000**
Total Member Interest Available	$	10,000,000
Less: Current Member Interest	$	(475,000)
Remaining Interest Available	**$**	**9,525,000**